EQUAL ENERGY LTD.
MANAGEMENTS’ REPORT

Management’s Responsibility for the Consolidated Financial Statements

The accompanying consolidated financial statements of Equal Energy Ltd. (the ‘‘Company’’) are the responsibility of management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Since a precise determination of many assets and liabilities is dependent on future events, the preparation of consolidated financial statements necessarily involves the use of management’s best estimates and approximations.  Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by KPMG LLP, independent auditors of the Company.  Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles.  The Independent Auditors’ Report of Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the independent auditors and has recommended their approval to the Board of Directors.  The Board of Directors has approved the consolidated financial statements of the Company.

Signed “Don Klapko”                                                                               Signed “Wendell Chapman”

President and Chief Executive Officer                                                                                                                                    Senior Vice President, Finance and Chief Financial Officer

Calgary, Alberta
March 20, 2011

EQUAL ENERGY LTD.
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Equal Energy Ltd.

We have audited the accompanying consolidated financial statements of Equal Energy Ltd. (“the Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations and comprehensive  loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Alberta
March 20, 2012

EQUAL ENERGY LTD.
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Equal Energy Ltd.

We have audited Equal Energy Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section of management discussion and analysis titled “internal control over financial reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of operations and comprehensive  loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated March 20, 2012 expressed an unqualified opinion on those consolidated financial statements.

Signed “KPMG LLP”

Chartered Accountants
Calgary, Canada
March 20, 2012

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)	December 31, 2011	December 31, 2010	January 1, 2010
Assets
Current assets
Cash and cash equivalents	5,553	2,505	19,680
Accounts receivable	25,174	24,891	23,677
Prepaid expenses, deposits and other	870	2,093	1,998
Assets held for sale (notes 5 and 20)	9,678	-	-
Due from JV Participant (note 4)	-	-	11,196
Commodity contracts (note 12)	4,813	-	993
	46,088	29,489	57,544
Long-term receivable (note 4)	-	-	5,491
Property, plant and equipment (note 5)	404,995	337,251	350,802
Exploration and evaluation assets (note 6)	6,429	15,094	4,762
Deferred income tax asset (note 10)	9,042	10,652	9,690
	466,554	392,486	428,289

Liabilities
Current liabilities
Accounts payable and accrued liabilities	24,239	31,321	27,997
Liabilities associated with assets held for sale (notes 9 and 20)	1,378	-	-
Current portion of decommissioning provision (note 9)	557	-	-
Due to JV Participant (note 4)	-	10,046	-
Deferred revenues (note 4)	-	1,926	-
Commodity contracts (note 12)	-	763	755
	26,174	44,056	28,752
Long-term debt (note 7)	138,820	24,865	70,000
Convertible debentures (note 8)	41,327	119,902	114,764
Decommissioning provision (note 9)	31,178	26,084	25,774
Deferred income tax liability (note 10)	8,177	5,357	2,921
Unit-based liability	-	-	1,904
Unitholders’ capital (note 1)	-	-	682,906
	245,676	220,264	927,021

Shareholders’ equity (notes 1 and 11)
Common shares	273,108	223,664	-
Contributed surplus	5,859	2,727	-
Equity component of convertible debentures (note 8)	1,588	-	-
Accumulated other comprehensive loss	(3,172)	(11,624)	-
Deficit (note 1)	(56,505)	(42,545)	(498,732)
	220,878	172,222	(498,732)
	466,554	392,486	428,289
Commitments and contingencies (notes 14 and 15)
Subsequent event (note 20)
See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:
Signed “Peter Carpenter”          Signed “Victor Dusik”
Director                                                      Director

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of Canadian dollars except shares and units)
	Number of common shares	Share capital	Contributed surplus	Equity component of convertible debentures	Number of trust units (pre-consolidation)	Unitholders’ capital	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
Balances, January 1, 2010	-	$-	$-	$-	65,102,689	$682,906	$-	$(498,732)	$184,174
Issue of trust units under restricted unit plan	-	-	-	-	605,337	1,277	-	-	1,277
Amortization of deferred trust unit issue costs	-	-	-	-	-	1,000	-	-	1,000
Comprehensive loss and loss for the period	-	-	-	-	-	-	(806)	(107)	(913)
Balances, May 31, 2010 – immediately prior to the Plan of Arrangement	-	$-	$-	$-	65,708,026	$685,183	$(806)	$(498,839)	$185,538
Conversion – effected through Plan of Arrangement	21,902,530	685,183	2,659	-	(65,708,026)	(685,183)	-	-	2,659
Reduction in share capital for deficit	-	(498,839)	-	-	-	-	-	498,839	-
Balances, May 31, 2010 – immediately after the Plan of Arrangement	21,902,530	$186,344	$2,659	$-	-	$-	$(806)	$-	$188,197
Issue of common shares under restricted share plan	193,729	1,105	(1,105)	-	-	-	-	-	-
Issue of common shares under equity offering (net of issue costs/tax)	5,613,600	36,215	-	-	-	-	-	-	36,215
Share-based compensation before capitalization	-	-	1,173	-	-	-	-	-	1,173
Comprehensive loss and loss for the period	-	-	-	-	-	-	(10,818)	(42,545)	(53,363)
Balances, December 31, 2010	27,709,859	$223,664	$2,727	$-	-	$-	$(11,624)	$(42,545)	$172,222
Issue of common shares under restricted share plan	194,576	1,142	(1,142)	-	-	-	-	-	-
Issue of common shares on exercise of options	25,000	134	(10)	-	-	-	-	-	124
Issue of common shares under equity offering (net of issue costs/tax)	6,850,000	48,168	-	-	-	-	-	-	48,168
Share-based compensation before capitalization	-	-	4,284	-	-	-	-	-	4,284
Issue of convertible debentures	-	-	-	1,588	-	-	-	-	1,588
Comprehensive income and loss for the year	-	-	-	-	-	-	8,452	(13,960)	(5,508)
Balances, December 31, 2011	34,779,435	$273,108	$5,859	$1,588	-	$-	$(3,172)	$(56,505)	$220,878
See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended December 31
(in thousands of Canadian dollars except per share amounts)	2011	2010

Oil, NGL and natural gas revenues	161,494	137,675
Realized gain on commodity contracts (note 12)	2,220	6,038
Unrealized gain/(loss) on commodity contracts (note 12)	5,525	(1,013)
Royalty expense	(33,054)	(29,330)
Revenues, net of royalty expense	136,185	113,370

Operating expenses
Production	(41,557)	(35,826)
Transportation	(1,665)	(2,370)
General and administrative	(12,914)	(19,227)
Share-based compensation expense (note 11)	(3,968)	(2,900)
Depletion and depreciation (note 5)	(53,229)	(47,252)
Impairment in property, plant and equipment (note 5)	(27,486)	(31,114)
	(140,819)	(138,689)
Other income/(expenses)
Interest expense (note 13)	(12,042)	(11,226)
Accretion of decommissioning provision (note 9)	(727)	(769)
Gain on sale of assets	17,595	2,005
Transaction costs on asset acquisition (note 5)	(1,767)	-
Redemption premium on convertible debentures (note 8)	(2,880)	-
Revaluation of convertible debentures (note 8)	-	(5,295)
Amortization of trust unit issue costs	-	(1,000)
Realized foreign exchange gain/(loss)	(240)	1,674
Unrealized foreign exchange loss	(4,416)	(384)
	(4,477)	(14,995)
Loss before taxes	(9,111)	(40,314)

Taxes (note 10)
Current tax expense	(391)	(694)
Deferred tax expense	(4,458)	(1,644)
	(4,849)	(2,338)

Loss	(13,960)	(42,652)

Other comprehensive income/(loss)
Foreign currency translation adjustment	8,452	(11,624)
Comprehensive loss	(5,508)	(54,276)

Loss per share (note 11) – Basic and diluted	(0.44)	(1.73)
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
(in thousands of Canadian dollars)	2011	2010
Cash provided by (used in):
Operating
Loss	(13,960)	(42,652)
Share-based compensation (note 11)	3,968	2,900
Depletion and depreciation (note 5)	53,229	47,252
Impairment in property, plant and equipment (note 5)	27,486	31,114
Non-cash interest on convertible debenture (note 8)	732	(74)
Accretion of decommissioning provision (note 9)	727	769
Unrealized commodity contracts (gain)/loss (note 12)	(5,525)	1,013
Gain on sale of assets (note 5)	(17,595)	(2,005)
Transactions costs on asset acquisition (note 5)	1,767	-
Redemption premium on convertible debentures (note 8)	2,975	-
Revaluation of convertible debentures (note 8)	-	5,295
Amortization of trust unit issue costs	-	1,000
Unrealized foreign exchange loss	4,416	384
Deferred tax expense	4,458	1,644
Funds from operations	62,678	46,640
Cash paid on decommissioning provision (note 9)	(1,652)	(1,589)
Transaction costs on asset acquisition (note 5)	(1,767)	-
Changes in non-cash working capital items (note 16)	(2,980)	(10,615)
	56,279	34,436
Financing
Increase/(decrease) in long-term debt (note 7)	109,047	(43,630)
Issue of shares, net of issuance costs	47,417	35,641
Issuance of convertible debentures, net of costs (note 8)	42,741	-
Redemption of convertible debentures (note 8)	(119,618)	(82)
Redemption fee on convertible debentures (notes 8)	(2,975)	-
	76,612	(8,071)
Investing
Property, plant and equipment additions (note 5)	(81,591)	(77,678)
Asset acquisition (note 5)	(86,098)	-
Repayment of long-term receivable (note 4)	-	3,503
Proceeds on disposal of property, plant andequipment (note 5)	41,144	26,272
Changes in non-cash working capital items (note 16)	(3,360)	5,189
	(129,905)	(42,714)
Foreign exchange on financial balances	62	(826)
Change in cash and cash equivalents	3,048	(17,175)
Cash and cash equivalents, beginning of year	2,505	19,680
Cash and cash equivalents, end of year	5,553	2,505

Supplementary cash flow information
Cash interest paid	10,945	12,048
Cash income taxes paid	391	693
 See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Reporting entity

Equal Energy Ltd. (“Equal” or the “Company”) is a publicly listed company whose common shares trade on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol EQU.  Equal is engaged in the exploration, development and production of oil, NGLs and natural gas in Canada and the United States and conducts many of its activities jointly with others.  These financial statements reflect only the Company’s proportionate interest in such activities and are for the year ended and as at December 31, 2011 and the comparative period.  The consolidated financial statements of the Company include the accounts of Equal Energy Ltd. and its wholly-owned subsidiaries.  The following are the Company’s significant subsidiaries:

• Equal Energy Production Partnership
• Equal Energy US Holdings Inc.

Equal is domiciled in Canada and the address of the Company’s corporate office and principal place of business is 2700, 500 - 4th Ave SW, Calgary, Canada.

On May 31, 2010, Equal completed its previously announced arrangement to convert from an income trust to a corporation through a business combination pursuant to an arrangement under the Business Corporations Act (Alberta) and related transactions (the “Arrangement”).  Unitholders of Enterra Energy Trust (“Enterra” or the “Trust”) received one Equal common share for every three trust units held.  Enterra’s Board of Directors and management team continued as Equal’s Board of Directors and management team.  Immediately subsequent to the Arrangement, former Enterra unitholders held 100 percent of the equity in Equal and Equal effected an internal reorganization whereby, among other things, the Trust was dissolved and the Company received all of the assets and assumed all of the liabilities of the Trust.

In connection with the Arrangement, Equal assumed all of the obligations of the Trust in respect of outstanding equity incentive rights.  The Arrangement did not result in the acceleration of vesting of any outstanding equity incentive rights.  Upon exercise of any outstanding trust unit option, restricted unit and performance unit, the holders will receive one-third of one Equal share for each pre-consolidation trust unit they would have otherwise been entitled to receive in accordance with the Trust Unit Option Plan and the Restricted Unit and Performance Unit Plan.  Option exercise prices were increased by three times to reflect the unit consolidation which took place at the time of the Arrangement.

Pursuant to the Arrangement, shareholders’ capital was reduced by the amount of the deficit of the Trust on May 31, 2010 of $498.8 million.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the effective date of the Arrangement reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.  Information herein with respect to Equal includes information in respect of the Trust prior to completion of the Arrangement to the extent applicable unless the context otherwise requires.

2.	Basis of preparation

(a)  Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This is the first year for which the Company has adopted IFRS and therefore the consolidated financial statements include a reconciliation of the Company’s annual consolidated financial statements for the year ending December 31, 2010 which were prepared in accordance with the previous Canadian Generally Accepted Accounting Principles to the consolidated financial statements prepared in accordance with IFRS.  An explanation of how the transition to IFRS affected the reported financial position, financial performance and cash flows of the Company is provided in Note 21.

These consolidated financial statements were authorized by the Company’s Board of Directors on March 20, 2012.

(a)  Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value.

The current and comparative figures presented in these consolidated financial statement are in accordance with IFRS.

(b)  Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent entity and its Canadian subsidiaries.  The U.S. subsidiaries of Equal have a U.S. dollar functional currency.  As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period.  Assets and liabilities are translated at the period-end exchange rate.  Gains or losses resulting from the translation are included in accumulated other comprehensive income/loss in shareholders’ equity.

(c)  Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

Amounts recorded for depreciation and depletion and amounts used for impairment calculations are based on estimates of oil, NGL and natural gas reserves.  By their nature, the estimates of reserves, including the estimates of future prices, costs, discount rates and the related future cash flows, are subject to measurement uncertainty.  Accordingly, the changes in the consolidated financial statements of future periods could be material.

Property, plant and equipment is aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing.  The determination of the Company's cash-generating units is subject to management's judgment.

The decision to transfer assets from exploration and evaluation to property, plant and equipment is based in part on the estimated proved reserves used in the determination of an area's technical feasibility and commercial viability.

Amounts recorded for decommissioning provision costs and obligations and the related accretion expense requires the use of estimates with respect to the amount and timing of asset retirements, site remediation and related cash flows.  Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

The estimated fair value of derivative instruments resulting in financial assets and liabilities is impacted by, but not limited to, forward commodity price curves, interest rates, volatility in commodity prices and is estimated using various pricing models; and therefore is subject to measurement uncertainty.

Compensation costs accrued for long-term stock-based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes model which is based on significant assumptions such as volatility, dividend yield and expected term.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change.  As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by Management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by Equal and its subsidiaries.

(a)                      Basis of consolidation

The consolidated financial statements include the accounts of Equal and its subsidiaries.  Intercompany balances and transactions are eliminated on consolidation.

Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby Equal’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

(b)           Foreign currency

For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period.  Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income as a separate component of shareholders’ equity.  The Company’s accumulated other comprehensive income/loss is composed solely of foreign currency translation adjustments.

Monetary assets and liabilities in the Company’s Canadian entities that are denominated in foreign currencies are translated into their Canadian functional currency at the rates of exchange in effect at the period end date.  Any gains or losses are recorded in the consolidated statement of earnings.

(c)           Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit or loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or "financial liabilities measured at amortized cost“.

Financial assets and financial liabilities at “fair value through profit or loss” are measured at fair value with changes in those fair values recognized in net earnings.  Financial assets classified as “loans and receivables”, “held-to-maturity”, and "financial liabilities measured at amortized cost" are measured at amortized cost using the effective interest method of amortization.  Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income.

Financial assets, excluding derivative instruments, are classified as "loans and receivables".  Financial liabilities, excluding derivative instruments, are classified as "financial liabilities measured at amortized cost".  All derivative instruments are classified as "fair value through profit or loss".

Commodity contracts

Commodity contract assets and liabilities are derivative financial instruments classified as “fair value through profit or loss” unless designated for hedge accounting.  Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair value.  Instruments are recorded in the Consolidated Statements of Financial Position as either an asset or liability with changes in fair value recognized in net earnings.  Realized gains or losses from financial derivatives related to natural gas and crude oil commodity prices are recognized in net earnings as the contracts are settled.  Unrealized gains and losses are recognized in net earnings at the end of each respective reporting period based on the changes in fair value of the contracts.  The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Commodity contracts are used by Equal to manage economic exposure to market risks relating to commodity prices and foreign currency exchange rates.  The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Convertible debentures

The convertible debentures are considered a compound instrument as they can be converted to a fixed number of common shares at the option of the holder.  The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.  The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method.

Prior to conversion to a corporation, the Company recorded the convertible debentures at fair value with changes in fair value included in earnings.

(d) Property, plant & equipment and exploration & evaluation assets

Exploration and evaluation (“E&E”) assets

All costs directly associated with the exploration and evaluation of oil and natural gas reserves are initially capitalized.  Exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined.  These costs include unproved property acquisition costs, geological and geophysical costs, exploration and evaluation drilling, sampling and appraisals.  Interest is not capitalized on E&E assets.  Costs incurred prior to acquiring the legal rights to explore an area are charged directly to net earnings.

When an area is determined to be technically feasible and commercially viable, the accumulated costs are tested for impairment and then transferred to property, plant and equipment.  When an area is determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are tested for impairment.

Property, plant and equipment (“PP&E”)

All costs directly associated with the development of oil, NGL and natural gas reserves are capitalized on an area-by-area basis.  Development costs include expenditures for areas where technical feasibility and commercial viability has been determined.  These costs include proved property acquisitions, development drilling, completion, gathering and infrastructure costs and transfers of exploration and evaluation assets.

Costs accumulated within each area are depleted using the unit-of-production method based on proved plus probable reserves using estimated future prices and costs.  Costs subject to depletion include estimated future costs to be incurred in developing proved and probable reserves.

For divestitures of properties, a gain or loss is recognized in net earnings.  Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value can not be reliably measured.  Where the exchange is measured at fair value, a gain or loss is recognized in net earnings.

Depletion and depreciation

The net carrying value of the Company’s developed or producing fields or groups of fields are depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production.  Future development costs are estimated taking into account the level of development required to produce the reserves.  These estimates are reviewed by independent reserve engineers at least annually.  In accordance with National Instrument 51-101, Equal’s total proved plus probable reserves are estimated by independent reserve evaluators and represent the “best estimate” of quantities of oil, NGLs and natural gas to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data.  It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves.

For other assets, depreciation is recognized in profit or loss using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E.  The estimated useful lives for other assets for the current and comparative periods are as follows:

Office and computer equipment                         20% declining balance
Turnarounds                                                       24 months

Depreciation methods, useful lives and residual values are reviewed annually.

(e)           Business acquisitions

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business.  The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.  The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill.  If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the income statement.  An acquisition is recorded on date on which the Company obtains control of the acquired subsidiary or business.

(f)           Impairment

The carrying values of long-term assets, except deferred tax assets, are reviewed quarterly for indicators that the carrying value of an asset or cash generating unit may not be recoverable.  If indicators of impairment exist, the recoverable amount of the asset or cash generating unit is estimated.  If the carrying value of the asset or cash-generating unit exceeds the recoverable amount, the asset or cash generating unit is written down with an impairment recognized in net earnings.

Property, plant and equipment are aggregated into cash generating units based on their ability to generate largely independent cash flows.

The recoverable amount of an asset or cash generating unit is the greater of its fair value less costs to sell and its value in use.  Fair value is determined to be the amount for which the asset could be sold in an arm's length transaction.

For cash generating units, fair value less costs to sell may be determined using discounted future net cash flows of proved and probable reserves using forecast prices and costs.  Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or cash-generating unit.

E&E assets in cash generating units are tested for impairment using recent land sales in the same region and formation to assess their fair value.  The Company also assesses undeveloped land for near term expirations.  For those costs included in E&E assets, where commercial viability and technical feasibility have not yet been determined, the Company uses reserve estimates (if available) to assess the fair value of E&E assets.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount.  In this event, the carrying amount of the asset or cash generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings.  The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or cash generating unit for prior periods.

(g)            Share-based compensation expense

The grant date fair values of options and restricted shares granted to employees are recognized as share-based compensation expense, with a corresponding increase in contributed surplus over the vesting period.  A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options and restricted shares that vest.

Prior to the conversion to a corporation, the share-based compensation plans were accounted as liability-settled due to the redemption feature in the Company’s trust units.  Vested share-based compensation awards were presented as a liability and recorded at fair value each period with changed in fair value included in earnings.
(h) Provisions and contingencies

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required and a reliable estimate can be made of the amount of the obligation. Provisions are measured based on the discounted expected future cash outflows.

Decommissioning provision

Decommissioning provisions include present obligations where the Company will be required to retire tangible long-lived assets such as producing well sites.  The decommissioning provision is measured at the present value of the expenditure expected to be incurred.  The associated decommissioning cost is capitalized as part of the cost of the related long-lived asset.  Changes in the estimated provision resulting from revisions to estimated timing, amount of cash flows, or changes in the discount rate are recognized as a change in the decommissioning provision obligation and the related decommissioning provision cost.

The depletion of decommissioning costs is included in depletion and depreciation in the Consolidated Statement of Earnings.  Increases in the decommissioning provision resulting from the passage of time are recorded as accretion of decommissioning provision in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the accumulated decommissioning provision to the extent provided.

Contingencies

When a contingency is substantiated by confirming events, can be reliably measured and will likely result in an economic outflow, a liability is recognized in the consolidated financial statements as the best estimate required to settle the obligation.  A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow.  Contingent assets are only disclosed when the inflow of economic benefits is probable.  When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(i)           Revenues

Revenues associated with the sale of crude oil, NGLs and natural gas is recognized when title passes from Equal to its customers based on contracts which establish the price of products sold and when collection is reasonably assured.

(j)           Income tax

Income tax expense comprises current and deferred tax.  Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k)           Assets held for sale

Non-current assets, or disposal groups consisting of assets and liabilities, are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use.  This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell, with impairments recognized in net earnings in the period measured.  Non-current assets and disposal groups held for sale are presented in current assets and liabilities within the Consolidated Statements of Financial Position.  Assets held for sale are not depreciated, depleted or amortized.

(l)           Earnings per share

Basic earnings per share is calculated by dividing the net earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted earnings per share is determined by adjusting the net earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options and restricted shares granted to employees.

(m) Standards and interpretations not yet effective

As of January 1, 2013, the following standards and amendments issued by the IASB become effective:

•
      IFRS 10, "Consolidated Financial Statements", which is the result of the IASB’s project to replace Standing Interpretations Committee 12, "Consolidation – Special Purpose Entities" and the consolidation requirements of IAS 27, "Consolidated and Separate Financial Statements".  The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity.

•
      IFRS 11, "Joint Arrangements", which is the result of the IASB’s project to replace IAS 31, “Interests in Joint Ventures”.  The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.  Under IAS 31, joint ventures could be proportionately consolidated.

•
      IFRS 12, "Disclosure of Interests in Other Entities", which outlines the required disclosures for interests in subsidiaries and joint arrangements.  The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements.

•
      IFRS 13, "Fair Value Measurement", which provides a common definition of fair value, establishes a framework for measuring fair value under IFRS and enhances the disclosures required for fair value measurements.  The standard applies where fair value measurements are required and does not require new fair value measurements.

As of January 1, 2015, the following standard issued by the IASB becomes effective:

•
      IFRS 9, "Financial Instruments", which is the result of the first phase of the IASB’s project to replace IAS 39, "Financial Instruments: Recognition and Measurement".  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

4.	JV Participant (also see Note 5)

In January 2011, Equal and JV Participant agreed that the farm-out agreement was terminated prior to JV Participant filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.  The termination of the farm-out agreement allowed Equal to pursue drilling in the Hunton resource play which was previously restricted by a bankruptcy court.

In March 2011, the bankruptcy court concluded that Equal retained ownership and control of the salt water disposal infrastructure and that Equal had the right to charge JV Participant for all salt water processed from the inception of each facility.  Equal was also required to reimburse JV Participant for certain amounts received as fees for access to the facilities.  As a result of the bankruptcy court ruling in March 2011; at December 31, 2010, property, plant and equipment was increased by $30.3 million which was offset by the eliminations of the long-term receivable of $12.5 million and joint interest billing receivable from JV Participant of $5.9 million and the recognition of deferred revenues of $1.9 million and a payable of $10.0 million due to JV Participant.

On April 26, 2011, Equal announced that it entered into a purchase and sale agreement with Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA (“NAPCUS”) and Prize Petroleum LLC (collectively “Petroflow”) and a settlement agreement with Petroflow, Compass Bank and Texas Capital Bank, N.A. pursuant to which Equal acquired Petroflow’s interests in assets developed pursuant to the now terminated farmout agreement between the Company and Petroflow/NAPCUS, and settled all outstanding legal matters and other claims between the Company and Petroflow, Compass Bank and Texas Capital Bank (collectively the “Agreements”).  The Agreements were approved by the U.S. Bankruptcy Court in Delaware on May 17, 2011 and as a result, the amounts related to the joint interest billing receivable from JV Participant, deferred revenues and payable to JV Participant were reversed in March 2011.

On June 1, 2011, Equal closed the acquisition related to the purchase and sale agreement announced on April 26, 2011 and settled all outstanding legal matters and other claims among the Company, Petroflow and Petroflow’s banks.

5.	Property, plant and equipment (“PP&E”)

Cost or deemed cost (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at January 1, 2010	146,003	204,799	350,802
Capital expenditures	30,953	5,811	36,764
Transfers from exploration and evaluation	3,043	4,261	7,304
Acquisitions	17,804	5,485	23,289
Divestures	(24,374)	(22)	(24,396)
Reclassification of long-term receivable	-	12,519	12,519
JV Participant court ruling	-	18,198	18,198
Non-cash additions	911	391	1,302
Foreign currency translation and other	-	(11,052)	(11,052)
Balance at December 31, 2010	174,340	240,390	414,730
Capital expenditures	35,577	34,223	69,800
Transfers from exploration and evaluation	20,311	242	20,553
Divestures	(61,411)	-	(61,411)
JV Participant court ruling	-	(17,259)	(17,259)
Acquisition of working interests from Petroflow (1)	-	92,378	92,378
Non-cash additions	12,687	6,686	19,373
Foreign currency translation adjustment	-	8,891	8,891
Balance at December 31, 2011	181,504	365,551	547,055

(1) The acquisition of working interests from Petroflow included the non-cash assumption of decommissioning liabilities of $0.7 million.

Depletion, depreciation and impairment losses (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at January 1, 2010	-	-	-
Depletion and depreciation	25,000	22,252	47,252
Impairments	31,114	-	31,114
Divestures	(129)	-	(129)
Foreign currency translation adjustment	-	(758)	(758)
Balance at December 31, 2010	55,985	21,494	77,479
Depletion and depreciation	24,115	29,114	53,229
Impairments	27,486	-	27,486
Divestitures	(27,002)	-	(27,002)
Foreign currency translation adjustment	-	1,190	1,190
Balance at December 31, 2011	80,584	51,798	132,382

Net book value (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total

At January 1, 2010	146,003	204,799	350,802
At December 31, 2010	118,355	218,896	337,251
Property, plant and equipment	91,242	313,753	404,995
Assets held for sale	9,678	-	9,678
At December 31, 2011	100,920	313,753	414,673

During 2010, property, plant and equipment increased by $12.5 million due to a long-term receivable re-classification as the JV Participant filed for bankruptcy protection under Chapter 11 in the United States Bankruptcy Code.  Also, during 2010, property, plant and equipment increased by $18.2 million as the result of the bankruptcy court ruling involving the JV Participant.  (see Note 4)

On April 26, 2011, Equal announced that it entered into a purchase and sale agreement with the JV Participant (see Note 4) under which Equal will acquire the JV Participant’s interests in assets developed pursuant to the terminated farmout agreement between Equal and the JV Participant.  As a result, property, plant and equipment was reduced by $17.3 million and the due to JV participant and the deferred revenue amounts were eliminated which pertained to the March 2011 ruling of the bankruptcy court concerning certain infrastructure assets.  The March 2011 ruling was reversed as a result of the Agreements reached in April 2011.

On June 1, 2011, Equal closed the acquisition related to the purchase and sale agreement announced on April 26, 2011 (the “Hunton acquisition”) and settled all outstanding legal matters and other claims among the Company, Petroflow and Petroflow’s banks.  The Hunton acquisition increased production, resolved all matters outstanding between Petroflow, its lenders and the Company and expanded operations in Oklahoma.  The consideration for the Hunton acquisition of $92.4 million (US$95.7 million), which was allocated to property, plant and equipment, was composed of $83.7 million (US$86.7 million) in cash, settlement of $5.6 million (US$5.8 million) in accounts receivable, operating income from the assets for June 2011 of $2.4 million (US$2.5 million) and the non-cash assumption of decommissioning liabilities of $0.7 million (US$0.7 million).  Total transaction costs for the Hunton acquisition was $1.8 million for legal and financial advisory fees.

Revenues and net income increased by $21.9 million and $6.3 million, respectively, since close of the Hunton acquisition on June 1, 2011.  Had the acquisition closed on January 1, 2011, the revenues from oil, NGLs and natural gas would have been $179.0 million and the loss would have been $11.2 million for 2011.

At December 31, 2010, Equal recognized $31.1 million in impairments relating to two Canadian CGUs in southwest Saskatchewan ($18.8 million) and northeast British Columbia ($12.3 million) as a result of a decline in the forecasted price for natural gas.  The impairments were based on the differences between the December 31, 2010 net book values of the assets and the recoverable amounts.  The recoverable amounts were determined using fair value less costs to sell based on future cash flows of proved and probable reserves using forecasted prices and costs which were discounted at 11%.  The reserves, forecasted prices and costs used in the impairment test were determined by independent reserve engineers.

At December 31, 2011, Equal recognized $27.5 million in impairments relating to four Canadian CGUs.  The four Canadian CGUs which recognized impairments are in southeast Alberta ($12.1 million), southwest Alberta ($7.5 million) and two in southwest Saskatchewan ($4.5 million and $3.4 million).  The $12.1 million impairment in southeast Alberta is the result of the decrease in forecasted prices for natural gas, higher than anticipated costs for wells drilled, negative revisions of reserves due to well performance and the increase to PP&E from management’s change in estimate relating to the decommissioning provision.  The $7.5 million impairment in southwest Alberta is the result of higher than anticipated costs for wells drilled.  The $4.5 million impairment in one of the CGUs in southwest Saskatchewan is the difference between the net book value of the assets held for sale and their recoverable amount which is deemed to be the sale price plus decommissioning liabilities associated with the assets.  The $3.4 million impairment in the other southwest Saskatchewan CGU is a result of negative revisions of reserves due to well performance.

The impairments were based on the difference between the December 31, 2011 net book value of the assets and the recoverable amount.  The recoverable amount was determined using fair value less costs to sell based on future cash flows of proved and probable reserves using forecasted prices and costs discounted at 11% or sale proceeds plus decommissioning liabilities associated with the assets.  The reserves, forecasted prices and costs used in the impairment test were determined by independent reserve engineers.

The following table summarizes the benchmark prices used in the testing of impairment in the property, plant and equipment.  The petroleum and natural gas prices are based on the December 31, 2011 commodity price forecast of Equal’s independent reserve engineers.

Year	WTI Oil ($U.S./bbl)	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/MMbtu)	Henry Hub ($U.S./MMbtu)	Foreign Exchange Rate (US$/CAD)
2012	97.50	99.00	3.50	3.75	0.975
2013	97.50	99.00	4.20	4.50	0.975
2014	100.00	101.50	4.70	5.05	0.975
2015	100.80	102.30	5.10	5.50	0.975
2016	101.70	103.20	5.55	5.95	0.975
2017	102.70	104.20	5.90	6.35	0.975
Escalate Thereafter	Average 2% per year	Average 2% per year	Average 2% per year	Average 2% per year	0.975

6.	Exploration and evaluation assets

(in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
As at January 1, 2010	2,603	2,159	4,762
Capital expenditures	15,247	2,378	17,625
Transfers to property, plant and equipment	(3,043)	(4,261)	(7,304)
Non-cash additions	102	24	126
Foreign currency translation and other	-	(115)	(115)
Balance, December 31, 2010	14,909	185	15,094
Capital expenditures	11,744	47	11,791
Transfers to property, plant and equipment	(20,311)	(242)	(20,553)
Non-cash additions	87	-	87
Foreign currency translation and other	-	10	10
Balance at December 31, 2011	6,429	-	6,429

During 2011, the Company determined certain properties within the Canadian operation’s Lochend oil resource play ($20.3 million) and Circus oil resource play ($0.2 million) were considered technically feasible and commercially viable and accordingly, $20.6 million was transferred to property, plant and equipment.

During 2010, the Company determined certain properties within the Oklahoma operation’s Circus oil resource play ($4.3 million (US$4.3 million)) and within the Canadian operation’s Lochend oil resource play ($3.0 million) were considered technically feasible and commercially viable.  Accordingly, $7.3 million of E&E assets were transferred to property, plant and equipment.

7.      Long-term debt

(in thousands of Canadian dollars)	December 31, 2011	December 31, 2010
Long-term debt	138,820	24,865

Effective July 18, 2011, the Company increased its syndicated bank credit facility to $200.0 million from $125.0 million and is comprised of a $180.0 million revolving credit facility and a $20.0 million operating credit facility.  The next scheduled review of the borrowing base is anticipated to be completed in June 2012.  Changes to the amount of credit available may be made after this review is completed.  The revolving and operating credit facilities are secured with a first priority charge over the assets of Equal.  The maturity date of the revolving and operating credit facilities is June 24, 2012 and should the lenders decide not to renew the facility, the debt must be repaid by June 24, 2013.

Interest rates and standby fees for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the interest rates based on Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rate plus 2.0% to 4.0% depending on the ratio of bank debt to cash flow.  For any unused balance of the credit facility, between 0.50% to 1.00% is charged as a standby fee which is recorded in interest expense.  As at December 31, 2011, the marginal interest rate and standby fee were 3.00% and 0.75%, respectively.

As at December 31, 2011, the $138.8 million drawn under the credit facility consisted of US$136.5 million which was converted at the closing rate of CDN$1.017 per US$1.00 and interest was being accrued at a rate of 3.27% per annum (December 31, 2010 – US$25.0 million drawn at a closing rate of CDN$0.9946 per US$1.00).

Equal is required to maintain several financial and non-financial covenants.  The primary financial covenant is an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the year ended December 31, 2011, the interest coverage ratio was 6.11 (December 31, 2010 – 4.87).  Equal is in compliance with the terms and covenants of the credit facilities as at December 31, 2011.

8.	Convertible debentures

(in thousands of Canadian dollars)	EQU.DB 8% Series	EQU.DB.A 8.25% Series	EQU.DB.B 6.75% Series	Total	Equity Component
Balance, January 1, 2010	76,999	37,765	-	114,764	-
Revaluation	3,412	1,883	-	5,295	-
Amortization of premium	(74)	-	-	(74)	-
Redeemed	(83)	-	-	(83)	-
Balance, December 31, 2010	80,254	39,648	-	119,902	-
Issuance, net of costs	-	-	40,574	40,574	2,167
Deferred tax	-	-	-	-	(579)
Accretion and amortization	(21)	-	753	732	-
Redeemed	(80,233)	(39,648)	-	(119,881)	-
Balance at December 31, 2011	-	-	41,327	41,327	1,588

On February 9, 2011, Equal issued $45.0 million of convertible unsecured junior subordinated debentures with a face value of $1,000 per debenture that mature on March 31, 2016 and bear interest at 6.75% per annum paid semi-annually on March 31 and September 30 of each year.  The 6.75% convertible debentures are convertible at the option of the holder into shares at any time prior to the maturity date at a conversion price of $9.00 per share.

On March 14, 2011, the outstanding $79.9 million in face value of 8.00% convertible unsecured debentures were redeemed for $83.2 million which included the early redemption premium of $1.9 million and interest of $1.3 million.  The redemption was funded by the issuance of the 6.75% convertible unsecured junior subordinated debentures and Equal’s credit facility.

On December 15, 2011, the outstanding $39.1 million in face value of 8.25% convertible unsecured debentures were redeemed for $41.5 million which included the early redemption premium of $1.0 million and interest of $1.5 million.  The redemption was funded by the sale of non-core assets in November 2011.

At December 31, 2011, the Company had $45.0 million in face value of 6.75% convertible debentures outstanding with an estimated fair value of $44.8 million.

9.	Decommissioning provision

The decommissioning provision is estimated by management based on Equal’s working interests in its wells and facilities, estimated costs to remediate, abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred.  At December 31, 2011, the decommissioning provision is estimated to be $33.1 million (December 31, 2010 – $26.1 million), based on a total future liability of $50.5 million (December 31, 2010 - $39.4 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently average thirteen years, but extends up to 50 years into the future.  This amount has been calculated using an inflation rate of 2.0% and discounted using a risk free rate of 2.4% as at December 31, 2011 (December 31, 2010 – 4.1%).

The following table reconciles the decommissioning provision:
(in thousands of Canadian dollars)	December 31, 2011	December 31, 2010
Balance, beginning of year	26,084	25,774
Additions	771	413
Accretion expense	727	769
Acquisitions	722	232
Dispositions	(11,230)	(17)
Costs incurred	(1,652)	(1,590)
Change in estimate	17,564	710
Foreign exchange	127	(207)
Balance, end of year	33,113	26,084
Liabilities associated with assets held for sale	1,378	-
Current decommissioning provision	557	-
Non-current decommissioning provision	31,178	26,084
Balance, end of year	33,113	26,084

As part of a disposition which closed November 15, 2011, the associated decommissioning liability of $11.2 million associated with the assets sold was removed from the Company’s decommissioning provision.

The $17.6 million change in estimate during the year ended December 31, 2011 was comprised of the change in the risk free rate and management’s change in estimates to remediate, abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred.

As part of a disposition which closed January 31, 2012, $1.4 million in decommissioning provision was associated with the assets that were sold.

10.	Income taxes

A reconciliation of tax expense calculated based on the before taxes at the statutory tax rate to the actual provision for income taxes is as follows:
(in thousands of Canadian dollars)	2011	2010
Loss before income taxes	(9,111)	(40,314)
Combined Canadian federal and provincial income tax rate	26.7%	28.2%
Computed income tax expense (reduction)	(2,433)	(11,369)

Increase (decrease) resulting from:
Other non-deductible items	1,828	832
Difference between U.S. and Canadian tax rates and foreign exchange	915	801
Change in tax rates	477	5,606
Capital tax	391	694
Other	3,671	5,774
	4,849	2,338

The deferred tax charged (credited) to the Statement of Income/(Loss) and the net deferred income tax liability consists of the following:
	Recognized in earnings		Financial position as at December 31
2011	(in thousands of Canadian dollars)	2010	2011	2010
Assets
Provision for reclamation	2,933	94	10,127	7,135
Share issue costs	276	(1,076)	1,478	450
Income tax losses	14,728	(7,430)	35,152	20,281
Deferred tax assets	17,937	(8,412)	46,757	27,866
Liabilities
Property, plant and equipment	(18,928)	7,537	(36,431)	(17,171)
Partnership	(2,097)	261	(1,907)	206
Risk Management	(351)	1,315	(918)	11
Debentures	(1,379)	(650)	(6,678)	(5,298)
Other	360	(1,695)	42	(319)
Deferred tax liabilities	(22,395)	6,768	(45,892)	(22,571)
Net deferred tax asset (liability)	(4,458)	(1,644)	865	5,295

Deferred tax allocated as
Deferred tax assets			9,042	10,652
Deferred tax liabilities			(8,177)	(5,357)
Net deferred tax asset (liability)			865	5,295

Movement in Net Deferred Tax Assets and Liabilities
(in thousands of Canadian dollars)	2011	2010
Deferred tax asset, beginning of year	5,295	6,769
Expense for the year in net earnings	(4,458)	(1,644)
Foreign exchange	28	170
Balance, end of year	865	5,295

The approximate amounts of tax pools available are summarized below.  Included in the tax pools are $81.6 million (2010 – $55.5 million)  related to non-capital losses available for carry forward to reduce taxable income in future years.  The non-capital losses expire from 2014 – 2030.

Tax Pools by Country
	As at December 31
(in thousands of Canadian dollars)	2011	2010
Canada	174,277	140,895
United States	258,056	167,452
	432,333	308,347

11.	Shareholders’ equity

Common shares
An unlimited number of common shares may be issued.

Share options
Equal has a Share Option Plan where the Company may grant share options to its directors, officers and employees.  Each share option permits the holder to purchase one share at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 4 to 5 years.  The exercise price is equal to the market price at the time of the grant.  The forfeiture rate is estimated to be 16%.  The following options have been granted:
(in Canadian dollars, except for number of options)	Number of options(1)	Weighted-average exercise price (1)
Options outstanding at December 31, 2009	235,331	$19.80
Options granted	986,708	5.91
Options forfeited	(163,887)	12.86
Options outstanding at December 31, 2010	1,058,152	$7.92
Options exercised	(25,000)	4.95
Options granted	568,713	7.16
Options forfeited	(298,370)	13.03
Options outstanding at December 31, 2011	1,303,495	$6.47
Options exercisable at December 31, 2011	184,945	$6.56
(1)	Restated to reflect the three for one exchange of trust units for common shares.

(in Canadian dollars, except for number of options)
Exercise price range (1)	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$4.65 to $5.90	251,850	$ 4.85	2.77	32,334	$ 4.94
$6.15 to $6.75	476,764	6.25	1.97	99,444	6.23
$7.13 to $7.26	501,215	7.25	3.02	8,000	7,13
$8.19 to $8.43	73,666	8.29	1.32	45,167	8.36
Balance at December 31, 2011	1,303,495	$ 6.47	2.49	184,945	$ 6.56
(1)                 Restated to reflect the three for one exchange of trust units for common shares.

Estimated fair value of stock options

The estimated grant date fair value of options was determined using the Black-Scholes model under the following assumptions:
	2011	2010
Weighted-average fair value of options granted ($/option)	2.92	2.30
Risk-free interest rate (%)	2.00	1.71
Estimated hold period prior to exercise (years)	4.0	4.0
Expected volatility (%)	50	50
Expected cash distribution yield (%)	-	-

Restricted shares
Equal has granted restricted shares to directors, officers, and employees.  Restricted shares vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with shares on the vesting dates of the restricted shares.  The shares granted are the product of the number of restricted shares times a multiplier.  The multiplier starts at 1.0 and is adjusted each month based on the monthly dividend of the Company divided by the five-day weighted average price of the shares based on the New York Stock Exchange for the period preceding the dividend date.  Equal has not paid or declared any dividends to change the multiplier from 1.0.  The forfeiture rate is estimated to be 16%.

The following restricted shares have been granted:
	Number of restricted shares (1)	Weighted-average grant date fair value(1)
Shares outstanding at December 31, 2009	534,730	$10.41
Granted	438,279	5.24
Forfeited	(69,354)	11.09
Vested	(395,896)	8.91
Shares outstanding at December 31, 2010	507,759	$7.03
Granted	740,105	7.17
Forfeited	(107,003)	5.67
Vested	(194,576)	10.52
Shares outstanding at December 31, 2011	946,285	$6.57
(1)       Restated to reflect the three for one exchange of trust units for common shares.

The estimated value of the restricted shares is based on the trading price of the shares on the grant date.

Reconciliation of earnings per share calculations

For the year ended December 31, 2011
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding	Per Share
Basic and diluted	(13,960)	32,039,817	$(0.44)

For the year ended December 31, 2010
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding (1)	Per Share (1)
Basic and diluted	(42,652)	24,594,866	$(1.73)
(1)       Restated to reflect the three for one exchange of trust units for common shares.

For the calculation of the weighted average number of diluted shares outstanding for the ended December 31, 2011 and 2010, all options, restricted shares and convertible debentures were excluded, as they were anti-dilutive to the calculation.

12.	Risk management

Equal’s financial instruments are recognized in cash and cash equivalents, accounts receivable, prepaid expenses, assets and associated liabilities held for sale, accounts payable and accrued liabilities, commodity contracts, long-term debt and convertible debentures.  Commodity contracts assets and liabilities arise from the use of derivative financial instruments.  Fair values of financial instruments, summarized information related to commodity contracts and discussion of risks associated with financial instruments are presented as follows:

(a)  Fair value of financial instruments

Equal classifies the fair value measurements of its financial instruments recognized at fair value in the Consolidated Statements of Financial Position according to the following hierarchy based on the amount of observable inputs used to value the instrument.
•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, accounts receivable, prepaid expenses and accounts payable and accrued liabilities approximated fair value at December 31, 2011 and 2010 as the amounts were short term in nature or bore interest at floating rates.  The long-term debt approximates fair value as interest rates and margins are reflective of current market rates.  The fair value of the convertible debentures is disclosed in Note 8.  The fair value of the assets held for sale is based on the sale price as the sale closed in January 2012.  These assets and liabilities are not presented in the following tables.

As at December 31, 2011 and 2010, the only asset or liability measured at fair value on a recurring basis are the commodity contracts.  The following tables provide fair value measurement information for such assets and liabilities as of December 31, 2011 and 2010.

As at December 31, 2011
			Fair Value Measurements Using:
(in thousands of Canadian dollars)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts asset	4,813	4,813	-	4,813	-
Commodity contracts liability	-	-	-	-	-
Commodity contracts (net)	4,813	4,813	-	4,813	-

As at December 31, 2010
			Fair Value Measurements Using:
(in thousands of Canadian dollars)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Commodity contracts asset	-	-	-	-	-
Commodity contracts liability	(763)	(763)	-	(763)	-
Commodity contracts (net)	(763)	(763)	-	(763)	-

(b)  Financial risk management

In the normal course of operations, Equal is exposed to various market risks such as liquidity, credit, interest rate, foreign exchange and commodity risk.  To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks.  The objectives of Equal to managing risk are as follows:

Objectives:
•	maintaining sound financial condition;
•	financing operations; and
•	ensuring liquidity in the Canadian and U.S. operations.

In order to satisfy the objectives above, Equal has adopted the following policies:
•	prepare budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;
•	recognize and observe the extent of operating risk within the business;
•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and
•	utilize financial instruments, including derivatives to manage the remaining residual risk to levels that are within the risk tolerance of the Company.

The objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in commodity prices.  The use of any derivative instruments is carried out in accordance with approved limits as authorized by the board of directors and imposed by external financial covenants.  It is not the intent of Equal to use financial derivatives or commodity instruments for trading or speculative purposes and no financial derivatives have been designated as accounting hedges.

Oil and natural gas commodity price risks

Equal has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the impact of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining exposure to upside price movements.  By doing this, Equal seeks to provide a measure of stability and predictability of cash inflows to enable it to carry out its planned capital spending programs.

Equal has entered into commodity contracts to minimize the exposure to fluctuations in crude oil and natural gas prices.  At December 31, 2011, the following financial derivative contracts were outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.50 (US$/mmbtu) (4.66 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.83 (US$/mmbtu) (5.00 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.35 US$/mmbtu ($0.36 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2012 – December 31, 2012

Fixed	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.95 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf.

The gains (losses) during the period from the commodity contracts are summarized in the table below.
(in thousands of Canadian dollars)	2011	2010
Realized commodity contracts gain	2,220	6,038
Unrealized commodity contracts (loss)	5,525	(1,013)
Net gain on commodity contracts	7,745	5,025

The following sensitivities show the result to pre-tax net income for year ended December 31, 2011 related to commodity contracts of the respective changes in crude oil, natural gas and fixed basis differential.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts	293	(293)
Natural gas derivative contracts	1,463	(1,463)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts	(51)	51

Credit risk
Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations.  The receivables are principally with customers in the oil and natural gas industry and are subject to normal industry credit risk.  The Company continues to assess the strength of its counterparties and tries to do business with high quality companies with substantial assets.  The counterparties on the commodity contracts are large well financed entities.  Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited.  As at December 31, 2011, the Company has a general allowance for doubtful accounts of $0.4 million (December 31, 2010 - $0.4 million).

Liquidity risk
Liquidity risk is the risk that Equal is unable to meet its financial liabilities as they come due.  Management utilizes a long-term financial and capital forecasting program that includes continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, capital program levels are appropriate and financial covenants will be met.  In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of commodity contracts to increase the predictability of cash flow from operating activities.

Foreign exchange currency risks
Equal is exposed to foreign currency risk as approximately 77% of its production is from the U.S. division and holds debt denominated in U.S. dollars (see Note 7).  Equal has not entered into any foreign exchange derivative contracts to mitigate its currency risks as at December 31, 2011.

Changes in the U.S. to Canadian foreign exchange rates with respect to the U.S. division affect other comprehensive income as the division has a U.S. functional currency.  The following financial instruments were denominated in U.S. dollars as at December 31, 2011:
(in thousands of dollars) As at December 31, 2011	Canadian division (in U.S. dollars)	U.S. division (in U.S. dollars)
Cash and cash equivalents	3,050	720
Accounts receivable	-	19,412
Commodity contracts	-	4,597
Accounts payable	(252)	(12,581)
Long-term debt	(136,500)	-
Net exposure	(133,702)	12,148

Effect of a $0.02 increase in U.S. to Cdn exchange rate:
Change to pre-tax net income	(2,674)	-
Change to other comprehensive income	-	243
Effect of a $0.02 decrease in U.S. to Cdn exchange rate:
Change to pre-tax net income	2,674	-
Change to other comprehensive income	-	(243)

Interest rate risk
Interest rate risk arises from changes in market interest rates that may affect the fair value of future cash flows from the Company’s financial instruments.  Equal has a floating interest rate for its long-term debt (see Note 7) and fixed interest rate for its convertible debentures (see Note 8).

Equal has not entered into any derivative contracts to mitigate the risks related to fluctuations in interest rates as at December 31, 2011 and 2010.  The following sensitivities show the result to pre-tax income for the year ended December 31, 2011 of the respective changes in market interest rates (increase / (decrease)).

	Change to pre-tax net income
(in thousands of Canadian dollars)	1% decrease in market interest rates	1% increase in market interest rates
Interest on long-term debt	1,011	(1,011)

13.	Interest expense

Equal’s interest expense was comprised of the following below.

(in thousands of Canadian dollars)	2011	2010
Interest on long-term debt	4,250	2,364
Interest on convertible debentures	7,820	9,610
Interest income (1)	(28)	(748)
	12,042	11,226
(1)	Included in interest income in 2010 is $0.7 million pertaining to the long-term receivable from the JV Participant (Note 4).

14.	Commitments

Equal has firm commitments for the following payments over the next five years:

(in thousands of Canadian dollars)	2012	2013	2014	2015 – 2016	Total
Office leases (1)	1,211	1,169	1,178	1,472	5,030
Vehicle and other operating leases	168	101	76	-	345
Total obligations	1,379	1,270	1,254	1,472	5,375
(1)  Future office lease commitments may be reduced by sublease recoveries totaling $0.1 million in 2012.

15.	Contingencies

Certain claims have been brought against Equal in the ordinary course of business.  In the opinion of management, all such claims are adequately covered by insurance, or if not so covered, are not expected to materially affect the Company’s financial position.

16.	Changes in non-cash working capital

(in thousands of Canadian dollars)	December 31, 2011	December 31, 2010
Accounts receivable	(283)	(3,819)
Prepaid expenses, deposits and other	1,223	(95)
Accounts payable and accrued liabilities	(7,082)	3,324
Foreign exchange on working capital	(198)	(4,836)
Changes in non-cash working capital	(6,340)	(5,426)
Changes in non-cash operating working capital	(2,980)	(10,615)
Changes in non-cash investing working capital	(3,360)	5,189

During the year ended December 31, 2011, Equal paid interest of $10.9 million (2010 - $12.0 million) and $0.4 million in taxes (2010 – $0.7 million).

17.	Capital disclosures

The capital structure of Equal consists of shareholders’ equity, convertible debentures, long-term debt and cash and cash equivalents as noted below.

(in thousands of Canadian dollars)	December 31, 2011	December 31, 2010
Components of capital:
Shareholders’ equity	220,878	172,222
Convertible debentures	41,327	119,902
Long-term debt	138,820	24,865
Less:
Cash and cash equivalents	(5,553)	(2,505)
	395,472	314,484

The objectives of Equal when managing capital are:
•	to reduce debt, with the long term goal to improve the financial position based on a ratio of total debt to annual funds from operations;
• to manage capital in a manner which balances the interest of equity and debt holders;
• to manage capital in a manner that will maintain compliance with its financial covenants; and
•	to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future exploration and development.

Equal manages its capital structure as determined by management and approved by the board of directors.  Adjustments are made to the capital structure based on changes in economic conditions and planned requirements.  Equal has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt or   balance equity and making adjustments to its capital expenditures program.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

(in thousands of Canadian dollars except for ratios)	December 31, 2011	December 31, 2010
Interest coverage (1):
Cash flow over the prior four quarters	69,246	58,688
Interest expenses over the prior four quarters	11,338	12,048
	6.11 : 1.00	4.87 : 1.00
(1)	Note these amounts are defined terms within the credit agreements.

As at December 31, 2011 and 2010, the Company was in compliance with the terms of its credit facilities.
18.	Personnel expenses

The statement of operations is presented pre-dominantly by nature with the exception that personnel expenses are reported in production expenses, general and administrative and share-based compensation costs.  The aggregate personnel expense of employees, executive management and directors was as follows.

(in thousands of Canadian dollars)	2011	2010
Wages and salaries	14,703	15,513
Benefits and other personnel costs	2,314	2,486
Share-based payments	4,284	3,205
Employee remuneration	21,301	21,204
Capitalized portion of employee remuneration	(1,490)	(1,604)
	19,811	19,600
Personnel expenses included in:
Production expenses	6,750	6,568
General and administrative expenses	9,093	10,132
Share-based compensation	3,968	2,900
	19,811	19,600

Personnel expenses directly attributed to capital activities have been capitalized and included in property, plant and equipment and intangible exploration assets.

Key management personnel compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive and non-executive directors.  Key management personnel compensation comprised the following.

(in thousands of Canadian dollars)	2011	2010
Salaries, benefits and director fees	2,252	2,368
Share-based payments	1,930	1,500
	4,183	3,868

19.	Segmented information

The Company’s reportable segments are organized by geographical areas and consist of Canada, the United States and Corporate.  The following are the statement of operations for each segment for the years ended December 31, 2011 and 2010.

For the year ended December 31, 2011 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
Oil, NGL and natural gas revenues	72,655	88,839	-	161,494
Realized gain on commodity contracts	-	-	2,220	2,220
Unrealized gain on commodity contracts	-	-	5,525	5,525
Royalty expense	(11,416)	(21,638)	-	(33,054)
Revenues, net of royalty expense	61,239	67,201	7,745	136,185

Operating expenses
Production	(24,649)	(16,908)	-	(41,557)
Transportation	(1,665)	-	-	(1,665)
General and administrative	(6,009)	(3,319)	(3,586)	(12,914)
Share-based compensation expense	(1,708)	(330)	(1,930)	(3,968)
Depletion and depreciation	(24,115)	(29,114)	-	(53,229)
Impairment of property, plant and equipment	(27,486)	-	-	(27,486)
	(85,632)	(49,671)	(5,516)	(140,819)
Other income/(expenses)
Interest expense	-	-	(12,042)	(12,042)
Accretion of decommissioning provision	(568)	(159)	-	(727)
Gain/(loss) on sale of assets	17,772	(177)	-	17,595
Transaction costs on asset acquisition	-	-	(1,767)	(1,767)
Redemption premium on convertible debentures	-	-	(2,880)	(2,880)
Realized foreign exchange loss	-	-	(240)	(240)
Unrealized foreign exchange loss	-	-	(4,416)	(4,416)
	17,204	(336)	(21,345)	(4,477)
Income/(loss) before taxes	(7,189)	17,194	(19,116)	(9,111)

Taxes
Current tax expense	(391)	-	-	(391)
Deferred tax expense	(1,783)	(2,675)	-	(4,458)
	(2,174)	(2,675)	-	(4,849)

Net income/(loss)	(9,363)	14,519	(19,116)	(13,960)

For the year ended December 31, 2010 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
Oil, NGL and natural gas revenues	73,667	64,008	-	137,675
Realized gain on commodity contracts	-	-	6,038	6,038
Unrealized loss on commodity contracts	-	-	(1,013)	(1,013)
Royalty expense	(13,890)	(15,440)	-	(29,330)
Revenues, net of royalty expense	59,777	48,568	5,025	113,370

Operating expenses
Production	(25,365)	(10,461)	-	(35,826)
Transportation	(2,370)	-	-	(2,370)
General and administrative	(5,631)	(8,524)	(5,072)	(19,227)
Share-based compensation expense	(1,173)	(227)	(1,500)	(2,900)
Depletion and depreciation	(24,976)	(22,276)	-	(47,252)
Impairment of property, plant and equipment	(31,114)	-	-	(31,114)
	(90,629)	(41,488)	(6,572)	(138,689)
Other income/(expenses)
Interest expense	-	-	(11,226)	(11,226)
Accretion of decommissioning provision	(652)	(117)	-	(769)
Gain on sale of assets	2,005	-	-	2,005
Revaluation of convertible debentures	-	-	(5,295)	(5,295)
Amortization of trust unit issue costs	-	-	(1,000)	(1,000)
Realized foreign exchange gain	-	-	1,674	1,674
Unrealized foreign exchange loss	-	-	(384)	(384)
	1,353	(117)	(16,231)	(14,995)
Income/(loss) before taxes	(29,499)	6,963	(17,778)	(40,314)

Taxes
Current tax expense	(399)	(295)	-	(694)
Deferred tax expense	388	(2,032)	-	(1,644)
	(11)	(2,327)	-	(2,338)

Net income/(loss)	(29,510)	4,636	(17,778)	(42,652)

The following are the total assets and liabilities for each segment as at December 31, 2011 and 2010.

As at December 31, 2011
(in thousands of Canadian dollars)	Canada	United States	Corporate	Total
Total assets	126,865	334,876	4,813	466,554
Total liabilities	33,717	31,814	180,145	245,676

As at December 31, 2010
(in thousands of Canadian dollars)	Canada	United States	Corporate	Total
Total assets	157,525	234,961	-	392,486
Total liabilities	43,524	31,211	145,529	220,264

20.	Subsequent event

On January 31, 2012, Equal closed the sale of assets located in southwest Saskatchewan for proceeds of $8.3 million.

21.	First time adoption of IFRS

The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010.  Under IFRS 1 “First time adoption of International Financial Reporting Standards”, IFRS is applied retrospectively at the transition date with the offsetting adjustments to assets and liabilities generally included in the deficit.

IFRS employs a conceptual framework that is similar to Canadian GAAP.  While the adoption of IFRS has not changed the actual cash flows of the Company, the adoption has resulted in significant changes to the reported financial position and results of operations of the Company.

The following reconciliations present the adjustments made to the Company’s previous GAAP financial results of operations and financial position to comply with IFRS 1.  A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations.  Reconciliations include the Company’s Consolidated Statements of Financial Position as at January 1, 2010 and December 31, 2010 and Consolidated Statement of Operations and Comprehensive Loss and Cash Flows for the year ended December 31, 2010.

EQUAL ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.1   Reconciliation of Consolidated Statement in Financial Position

Presented below is the reconciliation to IFRS of the Consolidated Statements of Financial Position of the Company from the amounts reported under previous Canadian GAAP.

(in thousands of Canadian dollars)	Previous Canadian GAAP January 1, 2010	Notes									IFRS January 1, 2010
		A	B	C	D	E	F	G	H	I
Assets
Current assets	57,544										57,544
Long-term receivable	5,491										5,491
Property, plant and equipment	399,237	(4,762)	(43,673)								350,802
Exploration and evaluation assets	-	4,762									4,762
Deferred income tax asset	-									9,690	9,690
	462,272										428,289

Liabilities
Current liabilities	28,821									(69)	28,752
Long-term debt	70,000										70,000
Convertible debentures	114,863			(99)							114,764
Decommissioning provision	21,055				4,719						25,774
Deferred income tax liability	8,487									(5,566)	2,921
Unit-based liability	-						1,904				1,904
Unitholders’ capital	-					674,106		8,800			682,906
	243,226										927,021

Shareholders’ equity
Unitholders’ capital	674,106					(674,106)					-
Equity component of convertible debentures	3,951			(3,951)							-
Contributed surplus	11,064						(11,064)				-
Accumulated other comprehensive loss	(22,474)								22,474		-
Deficit	(447,601)		(43,673)	4,050	(4,719)		9,160	(8,800)	(22,474)	15,325	(498,732)
	219,046										(498,732)

	462,272										428,289

(in thousands of Canadian dollars)	Previous Canadian GAAP December 31, 2010	Notes										IFRS December 31, 2010
		A	B	C	D	E	F	G	H	I	J
Assets
Current assets	29,757									(187)	(81)	29,489
Property, plant and equipment	397,997	(15,094)	(45,652)									337,251
Exploration and evaluation assets	-	15,094										15,094
Deferred income tax asset	-									10,652		10,652
	427,754											392,486

Liabilities
Current liabilities	44,036										20	44,056
Long-term debt	24,865											24,865
Convertible debentures	117,019			2,883								119,902
Decommissioning provision	21,221				4,863							26,084
Deferred income tax liability	7,101									(1,744)		5,357
	214,242											220,264

Shareholders’ equity
Common shares	259,055					(45,191)		9,800				223,664
Equity component of convertible debentures	3,949			(3,949)								-
Contributed surplus	12,321						(9,594)					2,727
Accumulated other comprehensive loss	(33,624)								22,000			(11,624)
Deficit	(28,189)		(45,652)	1,066	(4,863)	45,191	9,594	(9,800)	(22,000)	12,209	(101)	(42,545)
	213,512											172,222

	427,754											392,486

EQUAL ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.2   Reconciliation of Consolidated Statement of Operations and Comprehensive Loss

Presented below is the reconciliation to IFRS of the consolidated statement of operations and comprehensive income/(loss) of the Company from the amounts reported under previous Canadian GAAP.
(in thousands of Canadian dollars)	Previous Canadian GAAP Year ended December 31, 2010	Notes								IFRS Year ended December 31, 2010
		B	C	D	E	F	H	I	J
Oil, NGL and natural gas revenues	137,675									137,675
Realized gain on commodity contracts	6,038									6,038
Unrealized gain/(loss) on commodity contracts	(912)								(101)	(1,013)
Royalty expense	(29,330)									(29,330)
Revenues, net of royalty expense	113,471									113,370

Operating expenses
Production	(35,826)									(35,826)
Transportation	(2,370)									(2,370)
General and administrative	(19,227)									(19,227)
Share-based compensation expense	(3,636)					736				(2,900)
Depletion and depreciation	(73,676)	26,424								(47,252)
Impairment of property, plant and equipment	-	(31,114)								(31,114)
	(134,735)									(138,689)
Other income/(expenses)
Interest expense	(11,300)									(11,300)
Amortization of convertible debentures	(2,238)		2,312							74
Accretion of decommissioning provision	(1,610)			841						(769)
Gain/(loss) on sale of disposal of assets	-	2,005								2,005
Revaluation of convertible debentures	-		(5,295)							(5,295)
Amortization of trust unit issue costs	-				(1,000)					(1,000)
Foreign exchange gain/(loss)	1,290									1,290
	(13,858)									(14,995)
Loss before taxes	(35,121)									(40,314)

Taxes
Current tax (expense)	(694)									(694)
Deferred tax (expense)	1,279							(2,923)		(1,644)
	585									(2,338)

Loss	(34,536)									(42,652)
Other comprehensive loss
Foreign currency translation adjustment	(11,150)						(474)			(11,624)
Comprehensive loss	(45,686)									(54,276)
Loss per share - basic and diluted	(1.40)									(1.73)

21.3 Reconciliation of Consolidated Statement of Cash Flows

The adoption of IFRS did not affect the amounts reported as the operating, financing and investing cash flows in the consolidated statement of cash flows.

21.4 Notes to the IFRS Reconciliation

The following discussion explains the significant differences between Equal’s previous GAAP accounting policies and those applied by the Company under IFRS.  IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters.  The descriptive note captions below correspond to the adjustments presented in the preceding reconciliations.

A.	Exploration and evaluation (E&E) assets

E&E assets consist of the Company’s exploration projects which are pending the determination of proven and/or probable reserves.  Under Canadian GAAP these costs were grouped with property, plant and equipment.  Under IFRS, E&E assets are classified as a separate line in the Consolidated Statement of Financial Position.

Exploration and evaluation assets at January 1, 2010 were deemed to be $4.8 million, representing the unproved properties balance under previous GAAP.  This resulted in a reclassification of $4.8 million from property, plant and equipment to exploration and evaluation assets on the Company’s Consolidated Statement in Financial Position at January 1, 2010.  As at December 31, 2010, the Company's exploration and evaluation assets reclassified from property, plant and equipment were $15.1 million.

B.	Property, plant and equipment, impairment and depletion

Under previous Canadian GAAP, the Company followed the Canadian Institute of Chartered Accountants (“CICA”) guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of oil, NGLs and natural gas reserves were capitalized on a country-by-country cost centre basis.  Costs accumulated within each country cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs.  Upon transition to IFRS, the Company was required to adopt new accounting policies for exploration and evaluation costs and development costs.

The Company adopted the IFRS 1 exemption whereby the Company deemed its January 1, 2010 IFRS property, plant and equipment costs to be equal to its previous Canadian GAAP historical property, plant and equipment net book value.  Accordingly, exploration and evaluation costs were deemed equal to the unproved properties balance and the property, plant and equipment costs were deemed equal to the full cost pool balance.  The full cost pool balance was allocated to the Cash Generating Units (“CGUs”) pro rata using reserve volumes.

IFRS uses a one-step approach for testing and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use.  Under IFRS, impairment of PP&E must be calculated at a CGU level and any impairment was based on the difference between the net book value of the assets and the recoverable amount.  The recoverable amount was determined using fair value less costs to sell based on discounted future cash flow of proved and probable reserves using forecasted prices and costs.  The reserves used in the impairment test were determined by the independent reserve engineer.

At January 1, 2010, Equal recognized $43.7 million in impairments relating to three Canadian CGUs in southwest Saskatchewan ($4.1 million), southwest Alberta ($14.1 million) and northeast British Columbia ($25.5 million) as a result of a decline in the forecasted price for natural gas.  The impairments were based on the differences between the January 1, 2010 net book values of the assets and the recoverable amounts.  The recoverable amounts were determined using fair value less costs to sell based on future cash flows of proved and probable reserves using forecasted prices and costs which were discounted at 11%.  The reserves, forecasted prices and costs used in the impairment test were determined by independent reserve engineers.

At December 31, 2010, Equal recognized $31.1 million in impairments relating to two Canadian CGUs in southwest Saskatchewan ($18.8 million) and northeast British Columbia ($12.3 million) as a result of a decline in the forecasted price for natural gas.  The impairments were based on the differences between the December 31, 2010 net book values of the assets and the recoverable amounts.  The recoverable amounts were determined using fair value less costs to sell based on future cash flows of proved and probable reserves using forecasted prices and costs which were discounted at 11%.  The reserves, forecasted prices and costs used in the impairment test were determined by independent reserve engineers.

Under IFRS, Equal has chosen to calculate depletion on proved and probable oil and gas reserves as opposed to only proved reserves as done under previous Canadian GAAP.  This resulted in a decrease in depletion expense.  In addition, gains and losses on the sale of oil and gas assets were only recorded under previous Canadian GAAP if they significantly altered the depletion rate.  Under IFRS, gains and losses are calculated on all dispositions.

For the year ended December 31, 2010, depletion expense was decreased by $26.4 million due to the difference in calculating depletion and the impairment in property, plant and equipment.

For the year ended December 31, 2010, the gain from dispositions of property, plant and equipment under IFRS was $2.0 million.

C. Convertible debentures

Under IFRS, since Equal’s former trust indenture required it to record its unitholders’ capital as a long-term liability, it was required to revalue the convertible debentures at each reporting date to their fair value.  After conversion to a corporation, Equal was no longer required to fair value the convertible debentures.  The equity conversion feature was reclassified to equity, however, the estimated value of the conversion feature was considered to be insignificant at the time.

At January 1, 2010, the fair market value of the convertible debentures was $0.1 million lower than the previous Canadian GAAP book value and the conversion feature was decreased by $4.0 million.  The offset of these adjustments was the Company’s deficit.

At December 31, 2010, the liability of the convertible debentures was deemed to be $2.9 million higher than the previous Canadian GAAP book value and the value of their conversion features were decreased $3.9 million due to their fair values upon conversion to a corporation.  The offset of these adjustments was the Company’s deficit.

On the date of conversion from a trust to a corporation, the revaluation of the convertible debentures increased their liability by $5.3 million which was recognized through the statement of operations.  The revaluation of the convertible debentures also resulted in the decrease in expense from amortization of convertible debentures for the year ended December 31, 2010 by $2.3 million.

D. Decommissioning provision

Under IFRS, Equal is required to revalue its entire liability for decommissioning provision at each reporting date using a current liability-specific discount rate, which can generally be interpreted to mean the current risk-free rate of interest.

At January 1, 2010, as a result in the change in discount rate for the Company’s decommissioning provision from 8.0%-10.0% to 4.1%, the decommissioning provision was increased by $4.7 million with the offset to the Company’s deficit.

At December 31, 2010, as a result in the change in discount rate for the Company’s decommissioning provision from 8%-10% to 3.5%, the decommissioning provision was increased by $4.9 million with the offset to the Company’s deficit.

As a result in the change in discount rate for calculating the Company’s decommissioning provision, the accretion of decommissioning provision decreased for the year ended December 31, 2010 by $0.8 million.

E. Equal’s former trust indenture and shareholders’/unitholders’ equity

Under IFRS, prior to Equal converting to a corporate structure from a trust structure, Equal’s former trust indenture required that its unitholders’ capital be classified as long-term debt on the Statement of Financial Position.

At January 1, 2010, the unitholders’ capital was reclassed from the equity section to the liability section on the statement of financial position resulting in an increase in liabilities of $674.1 million and a corresponding decrease in equity.

At December 31, 2010, shareholders’ capital was decreased by $45.2 million with a corresponding change in deficit as a result of the difference in reduction in share capital for deficit under previous Canadian GAAP and under IFRS which occurred when the Company converted from a trust structure to a corporation.

For the year ended December 31, 2010, due to the Company converting from a trust structure to a corporation, $1.0 million in costs related to the issue of trust units was recognized on the statement of operations.

F. Equity-based compensation

Under IFRS, as a result of the trust structure, the Company is required to record its equity-based compensation plans as if they were liability-settled.  As such, under IFRS, the liability is re-valued at each reporting date.  Upon conversion to a corporate entity, the liability was transferred to contributed surplus and the Company commenced accounting for stock-based compensation plans as equity-settled awards.

At January 1, 2010, the share-based liability was $1.9 million and the contributed surplus was decreased by $11.1 million with the corresponding offset to deficit.

At December 31, 2010, the contributed surplus was decreased by $9.6 million, with the corresponding offset to deficit, due to the fair value of the share-based liability on conversion from a trust structure to a corporation being lower than the previous Canadian GAAP book value for contributed surplus.

For the year ended December 31, 2010, the share-based compensation expense decreased $0.7 million due to the reversal of share-based compensation under IFRS which was not the Company’s policy under previous Canadian GAAP.

G. Trust unit issue costs

Under IFRS, the units are classified as a long-term liability, therefore the share issue costs are amortized to earnings.

At January 1, 2010, unitholders’ capital was increased by $8.8 million, with the corresponding offset to deficit, to account for the amortization of trust unit issue costs.

At December 31, 2010, unitholders’ capital was increased by $9.8 million, with the corresponding offset to deficit, to account for the amortization of trust unit issue costs.

H. Accumulated other comprehensive income/loss

IFRS provides an optional exemption to the requirement to retroactively restate cumulative translation adjustment (“CTA”) and allows entities to set CTA to zero at the date of transition.

At January 1, 2010, the Company elected to set CTA to zero at the date of transition which resulted in a $22.5 million increase in the accumulated other comprehensive loss with the corresponding offset to the deficit.

At December 31, 2010, the accumulated other comprehensive loss was increased by $22.0 million, with the corresponding offset to the deficit, which was the result of the CTA being set to zero at the date of transition ($22.5 million) and the difference in foreign currency translation adjustment under IFRS compared to previous Canadian GAAP balances ($0.5 million).

For the year ended December 31, 2010, the foreign currency translation adjustment decreased  $0.5 million due to the difference in IFRS balances compared to previous Canadian GAAP.

I. Deferred income taxes

Under IFRS, entities that are subject to different tax rates on distributed and undistributed income must calculate deferred taxes using the undistributed profits rate.  This resulted in an increase in the deferred tax asset on transition to IFRS that was reversed upon conversion to a corporation.  In addition, deferred taxes have been adjusted as a result of the above changes to the financial position and earnings under IFRS.

At January 1, 2010, due to the difference in accounting under IFRS compared to previous Canadian GAAP, the deferred income tax asset was increased by $9.7 million and the deferred income tax liability was decreased $5.6 million with the corresponding offset to the deficit.

At December 31, 2010, due to the difference in accounting under IFRS compared to previous Canadian GAAP, the deferred income tax asset was increased by $10.5 million and the deferred income tax liability was decreased $1.7 million with the corresponding offset to the deficit.

For the year ended December 31, 2010, the deferred income tax expense increased by $2.9 million on the statement of operations.

J. Commodity contracts

Under IFRS, physical hedges are excluded from mark-to-market calculations as a financial derivative.

At December 31, 2010, under the previous Canadian GAAP, the Company had a physical hedge with a value of $0.1 million which was excluded from the IFRS Consolidated Statement of Financial Position.  The associated deferred income tax liability of $20 thousand was also excluded from the IFRS Consolidated Statement of Financial Position.  The offset to these adjustments were to the deficit.

For the year ended December 31, 2010, the unrealized gain on commodity contracts was decreased by $0.1 million for the difference in accounting for physical hedges between IFRS and the previous Canadian GAAP.

EQUAL ENERGY LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Key Personnel
Don Klapko
President and Chief Executive Officer

Dell Chapman
Senior Vice President, Finance and
Chief Financial Officer

John Reader
Senior Vice President, Corporate Development and
Chief Operating Officer

Terry Fullerton
Senior Vice President, Exploration

John Chimahusky
Senior Vice President and Chief Operating
Officer U.S. Operations

Board of Directors
Daniel Botterill (4)
Peter Carpenter (4)
Michael Doyle (1) (2) (3)
Victor Dusik (1) (2) (3)
Roger Giovanetto (2) (3) (4)
Don Klapko
Robert Wilkinson (1)
(1) Audit Committee member
(2) Compensation Committee member
(3) Governance and Nominating Committee member
(4) Reserves & HSE Committee member

Legal Counsel
Stikeman Elliott LLP
Calgary, Alberta

Auditors
KPMG LLP
Calgary, Alberta

Bankers
Bank of Nova Scotia
Calgary, Alberta

Independent Reservoir Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta

Haas Petroleum Engineering Services Inc.
Dallas, Texas

Trustee and Transfer Agent
Olympia Trust Company
Calgary, Alberta

Stock Exchange Listings
New York Stock Exchange
Shares: EQU

Toronto Stock Exchange
Shares: EQU
Debentures: EQU.DB.B

Head Office
Equal Energy Ltd.
2700, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

Telephone: 403-263-0262
Toll Free: 877-263-0262
Fax: 403-294-1197

Email: info@equalenergy.ca
Website: www.equalenergy.ca